UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2025, OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to__________.
Commission file number 001-00434
A.
Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Ireland Employees Share Ownership Plan (1998), c/o Irish Pensions Trust Limited, 25/28 Adelaide Road, Dublin 2, Ireland.
B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202
REQUIRED INFORMATION
Item 1.
Audited statements of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).
Item 2.
Audited statements of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

PROCTER & GAMBLE IRELAND EMPLOYEES SHARE OWNERSHIP PLAN (1998)
Statements of Net Assets Available for Plan Benefits as of June 30, 2025 and 2024, Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2025, 2024 and 2023, and Report of Independent Registered Public Accounting Firm

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statement of Net Assets Available for Plan Benefits as of June 30, 2025 and 2024	2

Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended June 30, 2025, 2024 and 2023	3

Notes to Financial Statements as of June 30, 2025 and 2024 and for the Years Ended June 30, 2025, 2024 and 2023	4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Plan Administrator of the Procter & Gamble Ireland Employees Share Ownership Plan (1998):
Opinion on the financial statements
We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Procter & Gamble Ireland Employees Share Ownership Plan (1998) (“Plan”) as of June 30, 2025 and 2024, the related Statements of Changes in Net Assets Available for Plan Benefits for each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of June 30, 2025 and 2024 and the changes in net assets available for plan benefits for each of the three years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte LLP
Manchester, United Kingdom
September 24, 2025

We have served as the auditor of the Plan since 2002.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF JUNE 30, 2025 AND 2024

	2025	2024
	€	€
ASSETS:
Investment in The Procter & Gamble Company common stock, at fair value (5,811 shares at 30 June 2025, 11,154 shares at 30 June 2024)	789,437	1,717,815

Cash at bank and in hand	65,588	71,399
Total assets	855,025	1,789,214

LIABILITIES:
Distributions payable (Note 5)	(6,081)	(12,325)
Total liabilities	(6,081)	(12,325)

NET ASSETS AVAILABLE FOR PLAN BENEFITS	848,944	1,776,889

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

	2025	2024	2023
	€	€	€
ADDITIONS:

Contributions:
Employer contributions (Note 8)	87,617	85,839	76,124
Employee contributions	87,617	85,839	76,124
Total Contributions	175,235	171,677	152,249

Investment Income:
Realised gain on investments sold (Note 4)	95,827	92,558	57,323
Net (depreciation) / appreciation in fair value of investment (Note 4)	(192,839)	51,259	1,288
Dividend Income (Note 8)	25,063	44,036	61,851
Total Investment (Expense) /Income	(71,949)	187,853	120,462

Income from participating Procter & Gamble companies (Note 7)	233	179	210
Total Additions	103,519	359,709	272,920

DEDUCTIONS:
Distributions and withdrawals to participants	(1,031,231)	(967,956)	(824,638)
Administrative expenses	(233)	(179)	(210)
Total Deductions	(1,031,464)	(968,135)	(824,848)

NET DECREASE IN NET ASSETS	(927,945)	(608,426)	(551,928)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	1,776,889	2,385,315	2,937,242

End of year	848,944	1,776,889	2,385,315

The accompanying notes are an integral part of the financial statements.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2025 AND 2024, AND FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

1.DESCRIPTION OF THE PLAN
The Procter & Gamble Ireland Employees Share Ownership Plan (1998) (the “Plan”) is a stock ownership plan sponsored by The Procter & Gamble Company (the “Company” or “Procter & Gamble”). The following brief description is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.
General – The Plan is a share purchase plan established by Procter & Gamble to provide a means for eligible Irish employees to tax efficiently purchase shares of the Company. The Plan is administered by Mercer Limited who were appointed by the Trustees of the Plan and who hold the Plan assets on behalf of the Trustees of the Plan.
Eligibility – Employees are eligible to participate in the Plan if they are employed by a participating company (Note 7) and pay Irish income tax under the PAYE system on their earnings from that employment, or individuals who were at some time previously an eligible employee but on behalf of whom the Trustees, pursuant to the rules, continue to hold stock in the Plan.
Contributions – Contributions represent amounts received from participants, and amounts matched by the participating Procter & Gamble companies (Note 7), that have been invested in stock of the Company. Employees can contribute up to 2.5% of their base salary. Where cash amounts are received from members and matched by the sponsoring companies but have not yet been invested in stock of the Company, they are presented as Cash at bank and in hand on the statement of net assets available for plan benefits.
Distributions and Withdrawals – Participants are unable to withdraw shares from the Plan within two years of purchase, unless the participant ceases to be an employee of one of the participating companies. Shares held by the Plan for three years from the date of purchase must be sold or transferred into the participant’s own name.
Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the participating Procter & Gamble companies’ (Note 7) matching contribution and allocations of Plan earnings and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is limited to the shares that can be provided from the participant’s vested account.
Vesting – Participants are immediately vested in their contributions, the participating Procter & Gamble companies matching contributions and earnings.
Investments – Participants are only permitted to invest in the Company common stock. Any dividends on shares of the Company common stock are separately payable to participants in accordance with the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2025 AND 2024, AND FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

2.SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Functional Currency – The functional currency of the Plan is considered to be Euros because that is the currency of the primary economic environment in which the Plan operates.
Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties – The Plan invests in Company common stock which represents a concentration in investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition – The Plan’s investment in the Company’s common stock is stated at fair value, which is based on quoted market prices and is translated into Euros at the rate of exchange at the period end date. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date, net of any U.S. withholding taxes.  Realized gains and losses are based upon the average cost method.
Net (Depreciation) / Appreciation in Fair Value of Investments - Realized and unrealized (depreciation) / appreciation in fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized (depreciation) / appreciation, or on the last day of the year for unrealized (depreciation) / appreciation.
Cash at Bank and In Hand – Amounts shown as cash at bank and in hand are uninvested funds held that are to be invested in the Company’s common stock in the following month.
Expenses of the Plan – Investment management expenses and all other fees and expenses are reimbursed by the participating Procter & Gamble companies (Note 7).
3.FAIR VALUE MEASUREMENT
ASC 820, Fair Value Measures and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2025 AND 2024, AND FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.
Level 2
Inputs to the valuation methodology include
• quoted prices for similar assets or liabilities in active markets;
• quoted prices for identical or similar assets or liabilities in inactive markets;
• inputs other than quoted prices that are observable for the asset or liability;
• inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
All investments are measured at quoted prices in the active market and are classified as Level 1 assets as of June 30, 2025 and 2024.
4.INVESTMENTS
The Plan’s investment in Company common stock experienced net appreciation in value as follows for the years ended June 30, 2025, 2024, and 2023:

	2025	2024	2023
	€	€	€
The Procter & Gamble Company
common stock
Net appreciation/ (depreciation) as follows	(192,839)	51,259	1,288

The realized gain on sales of Company common stock for the years ended June 30, 2025, 2024 and 2023 was determined using an average cost method as follows:

	2025	2024	2023
	€	€	€
Proceeds on sales of shares	546,393	462,141	247,489
Cost	(450,566)	(369,583)	(190,165)
Realised gain on sales of shares	95,827	92,558	57,323

5.DISTRIBUTIONS PAYABLE
Distributions payable represent dividends and proceeds from disposals owed to participants and were €6,081 and €12,325 at June 30, 2025 and 2024, respectively. Dividends received by the Plan are separately payable to participants in accordance with the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2025 AND 2024, AND FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

6.FEDERAL INCOME TAX STATUS
The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is exempt from the provisions of Title I of ERISA pursuant to Section 4(b) (4) thereof. The Company believes that the fiduciary should be viewed as a directed custodian and that, for U.S. tax purposes, the participating employees should be treated as the owners of the shares of the Company’s common stock held for their account under the Plan.

GAAP requires plan administrators to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor. The Plan administrators have analyzed the tax positions taken by the Plan, and have concluded that as of June 30, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is no longer subject to income tax examinations for years prior to 2016.

The Irish Tax Authority has determined and informed the Company that it is an approved Employee Share Scheme under Irish tax legislation. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of June 30, 2025 and 2024 and no provision for income taxes has been reflected in the accompanying financial statements.
7.PARTICIPATING PROCTER & GAMBLE COMPANIES
The participating Procter & Gamble companies are as follows:

•Procter & Gamble (Manufacturing) Ireland Limited;
•Procter & Gamble (HABC) Limited; and
•Procter & Gamble (L&CP) Limited

8.RELATED PARTY TRANSACTIONS
At June 30, 2025 and 2024, the Plan held 5,811 and 11,154 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of €767,798 and €1,415,637 respectively. Contributions from participating Procter & Gamble companies of €87,617, €85,839 and €76,124 were recorded for the years ended June 30, 2025, 2024 and 2023 respectively.

During the years ended June 30, 2025, 2024 and 2023, the Plan recorded dividend income from The Procter & Gamble Company common stock of €25,063, €44,036 and €61,851 respectively.

Administrative expenses of €233, €179 and €210 were recorded for the years ended June 30, 2025, 2024 and 2023 respectively. These expenses were reimbursed by the participating Procter & Gamble companies.

Audit fees of £31,200, £30,160 and £29,000 were incurred for the years ended June 30, 2025, 2024 and 2023 respectively. These fees were paid by the participating Procter & Gamble companies (Note 7) on behalf of the Plan.

9.PLAN TERMINATION
Although they have not expressed any intent to do so, the participating Procter & Gamble companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in the Plan agreement.

PROCTER & GAMBLE IRELAND
EMPLOYEES SHARE OWNERSHIP PLAN (1998)
NOTES TO FINANCIAL STATEMENTS
AS OF JUNE 30, 2025 AND 2024, AND FOR THE YEARS ENDED JUNE 30, 2025, 2024 AND 2023

10.SUBSEQUENT EVENTS
The Plan has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through September 24, 2025, the date the financial statements were issued. No other events have occurred that require adjustment to or disclosure in the financial statement of the Plan.

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dublin, Ireland, on the September 24, 2025.

PROCTER & GAMBLE IRELAND
EMPLOYEE SHARE OWNERSHIP PLAN (1998)

/s/ Donal O' Flaherty
Donal O' Flaherty, Director
Irish Pensions Trust Limited,
Corporate Trustee

/s/ Dave Cooney
Dave Cooney, Director
Irish Pensions Trust Limited,
Corporate Trustee

EXHIBIT INDEX

Exhibit No.

23         Consent of Deloitte LLP